Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Registration Statement No. 333-213532)

The following presentation materials will be used by the Company at one or more investor relations conferences, or meetings with analysts or existing or potential investors, during the third quarter of 2016.

Investor Presentation September 2016

# First Midwest Bancorp
## Company Overview

### Key Financial Metrics and Profile Information

| Financials ($mm) | 2Q16 | Pro Forma[1] |
|---|---|---|
| Total Assets: | $10,996 | $13,558 |
| Gross Loans (HFI): | $7,980 | $9,709 |
| *Loans / Deposits:* | *89%* | *87%* |
| Total Deposits: | $8,971 | $11,143 |
| **Headquarters** | | Itasca, IL |
| **Long-Term Issuer Credit Rating (Moody's / S&P / Fitch)** | | Baa2 / BBB- / BBB- |
| **Management** | | |
| President & CEO: | | Mike Scudder |
| Senior EVP & COO: | | Mark Sander |
| Executive VP & CFO: | | Paul Clemens |
| EVP & Treasurer: | | James Hotchkiss |

### Pro Forma Branch Footprint [1]


WI
IA
IL
IN
Kenosha
McHenry
Kane
DuPage
Cook
DeKalb
Kendall
Porter
Jasper
Newton
Champaign
Vermilion
Scott
Rock Island
Knox
La Salle
Grundy

### Loan and Deposit Composition [2]

**Loans**


Cons. & Other 7%
Ag. 5%
C&D 4%
Multi 8%
1-4 RRE 17%
C&I 28%
Non-Owner CRE 18%
Owner Occ. CRE 13%

Total Loans: $8.0bn
Loans / Deposits: 88.9%

**Deposits**


Retail Time 9%
Jumbo Time 5%
DDA 14%
MMDA & Savings 66%
Trans. Accts. 6%

Total Deposits: $9.0bn

### Overview and Recent Developments

- Premier Chicago-based franchise / long tenured institution
  - Serves communities in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa
- Announced agreement to acquire Standard Bancshares in Jun-16
  - $365mm deal value (1.35x TBV; 18.4x LTM earnings)[3]
  - $2.5bn in assets and $2.2bn in deposits
  - Significantly bolsters Chicago metro banking platform
- Recent acquisition of NI Bancshares for $70mm, adding $678mm in assets ($595mm in deposits) and over $700 million in trust assets under management
- Recently announced sale-leaseback transaction with estimated cash proceeds of $150mm providing incremental flexibility with respect to branch network

Source: Company filings and SNL Financial
Note: Financial data as of 30-Jun-16.
[1] Pro forma amounts reflect Standard Bancshares as reported in Company filings.
[2] Loan and deposit mix per regulatory financials.
[3] Based on First Midwest's June 28, 2016 closing stock price of $16.11.

First Midwest Bancorp, Inc.
2

3 Investment Highlights Premier Midwest-Based Commercial Bank with Attractive Operational Footprint Relationship-Driven Strategy Provides Solid Core Deposit Foundation Diversified Loan Portfolio and Disciplined Underwriting Drive Strong Credit Consistent Operating Performance Track Record of Integrating Accretive, Attractive Acquisitions 1 2 3 4 5

Premier Midwest-Based Commercial Bank

Attractive Operational Footprint in Opportunity-Rich Environment

A Premier, Growing Financial Institution(1)

- $11.0 billion in total assets ($13.6 billion pro forma)
  - 5th largest Illinois-based bank
- $9.0 billion in total deposits ($11.1 billion pro forma)
  - 86% core deposits(2), 60% consumer deposits
  - 93% metro Chicago
  - 118 branch locations
- $8.0 billion in total loans HFI ($9.7 billion pro forma)
  - Distributed across diverse business lines
  - 83% corporate
- $8.3 billion in assets under management
  - Up 24% since 2013

Pro Forma Branch Network(1)



WI
IL
IA
IN
Kenosha
McHenry
Lake
Kane
DuPage
DeKalb
Cook
Scott
Rock Island
Kendall
La Salle
Grundy
Porter
Jasper
Knox
Newton
Champaign
Vermillion

Pro Forma Footprint Characteristics(1)

- Leading pro forma deposit share in targeted segments
  - #1 in Grundy County
  - #2 in South Cook County(3)
  - #2 in Will County
  - #3 in Lake (IN) County
- Density of branch network provides significant opportunity for enhanced service delivery and efficiency

Market Presence

MSA	First Midwest Deposits ($mm)	First Midwest Share Rank
Chicago, IL	$8,220	12
Davenport, IA	$375	6
Danville, IL	$164	3
Galesburg, IL	$105	4
Ottawa, IL	$68	18
Champaign-Urbana, IL	$39	25
Total	$8,971	–

Source: Company filings, Trust Performance Report and SNL Financial
Note: Data as of 30-Jun-16.
(1) Pro forma amounts reflect Standard Bancshares as reported in Company filings.
(2) Includes demand, savings, money markets, and NOW accounts.
(3) South Cook County represents those cities located within the marketplace as defined by the Chicago Tribune.

First Midwest Bancorp, Inc.

4

5 Low Cost Core Funding ($ in millions) Source: Company filings and SNL Financial Note: Deposit data as of end of period. (1) Averages for the six months ended 30-Jun-16. (2) For the twelve months ended 30-Jun-16. (3) Peers include CBU, CFR, FFBC, FNB, FRME, MBFI, ONB, PFS, PNFP, PRK, TCBI, TRMK, UBSI, UMBF, UMPQ, VLY, WSBC and WTFC. (4) Includes demand, savings, money markets, and NOW accounts. Average Deposit Growth and Composition Average Cost of Deposits Core Deposits (4) 77% 81% 83% 85% 86% Our Relationship-Driven Strategy Provides a Strong Core Deposit Foundation 86% Core (2) (1) 27% 28% 30% 31% 31% 16% 17% 17% 18% 18% 16% 17% 17% 17% 18% 18% 19% 19% 19% 19% 23% 19% 17% 15% 14% $6,637 $6,800 $7,208 $8,096 $8,991 2012 2013 2014 2015 2Q16 Demand Deposits Savings Deposits NOW Accounts Money Market Deposits Time Deposits 0.27% 0.18% 0.14% 0.12% 0.11% 0.43% 0.27% 0.22% 0.23% 0.25% -% 0.10% 0.20% 0.30% 0.40% 0.50% 2012 2013 2014 2015 2Q16 FMBI Peers (3)

6 Diversified Loan Portfolio ($ in millions) Source: Company filings and SNL Financial Note: Loan portfolio data as of end of period. (1) Excludes loans classified as held for sale and covered loans. (2) Non-Performing Assets (“NPAs”) are defined as nonaccrual loans + OREO + accruing TDRs, excluding covered loans and covered OREO. Growing, Diversifying Our Loan Portfolio(1) Meaningful Improvement in Credit Trends(2) Balanced Portfolio and Disciplined Underwriting Drive Strong Credit $1,900 $2,152 $2,612 $2,912 $3,102 $963 $933 $960 $931 $1,012 $1,615 $1,747 $2,175 $2,141 $2,476 $711 $748 $911 $1,147 $1,362 $5,190 $5,580 $6,657 $7,131 $7,952 2012 2013 2014 2015 2Q16 C&I Owner Occupied CRE Investor CRE Consumer $140 $120 $92 $62 $74 2.68% 2.13% 1.37% 0.86% 0.93% 2012 2013 2014 2015 2Q16 NPAs + 90PD NPAs + 90PD / Loans + OREO

7 Consistent Operating Performance ($ in millions) Source: Company filings and SNL Financial Note: Metrics presented with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%. (1) For the twelve months ended 30-Jun-16. (2) Pre-tax, pre-provision earnings, a non-GAAP financial measure, reflects operating performance before the effects of credit-related charges, securities gains, losses, and impairments, and certain unusual, infrequent, or non-recurring revenues and expenses. Net Interest Margin Efficiency Ratio Fee Income Ratio Pre-Tax Pre-Provision Earnings(2) 3.86% 3.68% 3.69% 3.68% 3.64% 3.40% 3.55% 3.70% 3.85% 4.00% 2012 2013 2014 2015 2Q16 (1) 67.1% 64.2% 64.6% 63.6% 63.5% 61.0% 62.6% 62.3% 60.2% 60.0% 62.0% 64.0% 66.0% 68.0% 2012 2013 2014 2015 2Q16 (1) 25.9% 28.1% 27.8% 28.3% 28.9% 26.0% 25.4% 24.3% 24.0% 24.5% 23.0% 25.0% 27.0% 29.0% 31.0% 2012 2013 2014 2015 2Q16 (1) $ 134 $ 137 $ 152 $ 167 $ 176 $ 0 $ 50 $ 100 $ 150 $ 200 2012 2013 2014 2015 2Q16

8 Track Record of Accretive, Attractive Transactions ($ in billions) Source: SNL Financial and Company Filings Note: Data as of end of period. (1) For the twelve months ended. (2) Assumes reported assets less acquired assets (based on closed acquisitions at that time) is equivalent to organic asset growth. (3) Includes pending and recently completed transactions. Acquisition History Balance of Acquired and Organic Asset Growth(2) Driving Operating Leverage (3) (1) (1) 3.30% 3.10% 3.27% 3.17% 3.22% 3.19% 2.80% 3.00% 3.20% 3.40% 3.60% 2012 2013 2014 2015 1Q16 2Q16 Expenses / Avg. Assets Target Year Close At Announcement FDIC Company Founded Date Assets Deposits Assisted Bank Acquisitions Standard Bancshares 1947 Pending $2.5 $2.2 – NI Bancshares 1867 Mar-2016 $0.6 $0.6 – Peoples Bancorp 1999 Dec-2015 $0.1 $0.1 – Great Lakes Financial 1896 Dec-2014 $0.6 $0.5 – Waukegan Savings Bank 1924 Aug-2012 $0.1 $0.1 ü Branch Acquisitions Popular Community Bank – Aug-2014 $0.7 $0.7 – Specialty Finance Acquisitions National Machine Tool – Sep-2014 NA NA – $ 7.1 $ 7.3 $ 7.1 $ 7.3 $ 7.6 $ 7.9 $ 1.0 $ 1.0 $ 2.3 $ 2.4 $ 3.1 $ 5.7 $ 8.1 $ 8.3 $ 9.4 $ 9.7 $ 10.7 $ 13.6 2012 2013 2014 2015 1Q16 2Q16 Total Asset CAGR: 15.9% Organic Asset CAGR: 3.0%

9 Financial Review

10 Financial Highlights ($ in millions) Source: Company filings Note: Balance sheet data as of end of period. Note: Core metrics are non-GAAP financial figures and exclude the impact of certain significant transactions including acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives. Building performance as we grow and navigate the current market environment Years Ended '13-'15 Quarters Ended Growth 2013 2014 2015 CAGR 2Q15 1Q16 2Q16 Q-o-Q Y-o-Y Core Earnings $ 67.9 $ 76.8 $ 87.2 13% $ 22.3 $ 20.8 $ 25.3 22% 14 % Average Tangible Common Equity $ 693 $ 753 $ 800 7% $ 791 $ 832 $ 866 4% 10 % Average Total Assets $ 8,278 $ 8,678 $ 9,702 8% $ 9,643 $ 10,057 $ 10,969 9% 14 % Core Earnings per Share $ 0.92 $ 1.03 $ 1.13 11% $ 0.29 $ 0.27 $ 0.32 18% 9 % Core ROATCE 10.1% 10.4% 11.2% 112 bps 11.6% 10.3% 12.1% 179 bps 49 bps Core ROAA 0.82% 0.88% 0.90% 8 bps 0.93% 0.83% 0.93% 10 bps 0 bps

11 Driving Greater Total Revenue and Efficiency ($ in millions) Source: Company filings Note: Net interest margin presented with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%. (1) For the twelve months ended 30-Jun-16. (2) A non-GAAP financial measure which excludes acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives. Core Operating Revenue and Noninterest Expense Trend Earning Asset Growth Offsetting Pressure on Margin Loan growth provides leverage, earnings Expanding fee-based businesses LTM 2Q16 net interest margin stable at 3.64% Balanced Business Investment Investment in human capital, distribution and brand Prudent and optimal resource allocation Leveraging Efficiency Continues trend of improving efficiency ratio from 65% in 2014 to 64% for LTM 2Q16 Aided by integration of the acquisition of NI Bancshares Since 2012, total revenues have grown 28%, outpacing the 16% growth of adjusted noninterest expenses for LTM 2Q16 Y-o-Y Growth Revenues (3.4)% 0.9% 5.9% 13.1% 5.5% Expenses 2.1% (4.0)% 5.1% 10.1% 4.1% (2) $266 $260 $277 $312 $327 $97 $106 $111 $127 $137 $363 $366 $388 $439 $463 $268 $257 $270 $297 $309 2012 2013 2014 2015 2Q16 (1)

12 Building Our Fee-Based Businesses ($ in millions) Source: Company filings Note: Fee income ratio shown with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%. (1) For the twelve months ended 30-Jun-16. Fee Income Composition and Trend Enhanced Fee-Based Revenues Up 40% since 2012 As of LTM 2Q16, represented 29% of total revenues Growth sourced across multiple diverse business lines Key Drivers of Fee-Based Revenue Growth since 2015 as of LTM 2Q16 Mortgage Banking up 12% Wealth Management up 6% Credit & Debit Cards up 4% and Merchant Servicing up 5% Other fee-based revenues up 36% Equipment finance and leasing Capital products and derivative sales Expected 2017 impact of becoming subject to Durbin Amendment interchange limits to be offset by full-year benefits of Standard Bancshares and NI Bancshares acquisitions $37 $37 $37 $40 $40 $22 $24 $26 $29 $31 $21 $22 $24 $27 $28 $11 $11 $11 $12 $12 $3 $5 $4 $6 $6 $4 $8 $8 $14 $19 $97 $106 $111 $127 $137 2012 2013 2014 2015 2Q16 Deposit Service Charges Wealth Management Credit & Debit Cards Merchant Servicing Mortgage Banking Other (1)

# Loan Portfolio Review and Credit Trends

## ($ in millions)

### Loan Portfolio Composition as of 30-Jun-16 [1]



Cons. & Other 7%
C&I 28%
1-4 RRE 17%
Ag. 5%
C&D 4%
Multi 8%
Non-Owner CRE 18%
Owner Occ. CRE 13%
Total Loans: $8.0bn
Loans / Deposits: 88.9%

### Non-Performing Assets[2] + 90PD



$ 140
2.68 %
$ 120
2.13 %
$ 92
1.37 %
$ 62
0.86 %
$ 74
0.93 %
2012
2013
2014
2015
2Q16
NPAs + 90PD
NPAs + 90PD / Loans + OREO

### Allowance for Credit Losses



$ 103
1.91 %
$ 87
1.52 %
$ 75
1.11 %
$ 75
1.05 %
$ 82
1.02 %
2012
2013
2014 (3)
2015 (3)
2Q16 (3)
Allowance for Credit Losses
Allowance for Credit Losses / Loans

### Net Charge-Offs



$ 177
3.26 %
$ 30
0.55 %
$ 32
0.52 %
$ 20
0.29 %
$ 16
0.21 %
2012
2013
2014
2015
2Q16 (4)
Net Charge-Offs
NCOs / Avg Loans (%)

Source: SNL Financial and company filings

[1] Loan and deposit mix per regulatory financials.

[2] Non-Performing Assets ("NPAs") are defined as nonaccrual loans + OREO + accruing TDRs, excluding covered loans and covered OREO.

[3] Includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporated credit risk as of the acquisition date with no allowance for credit losses ("ACL") being established at that time. As the acquisition adjustment is accreted into income over future periods, an ACL is established as necessary to reflect credit deterioration. Excluding acquired loans, the ACL to loans was 1.24% for 2014, and 1.11% for 2015 and 2Q16.

[4] For the twelve-months ended 30-Jun-16.

First Midwest Bancorp, Inc.

13

14 Diversified Commercial Portfolios Note: Data as of end of period. (1) Consists of industries that each comprise less than 3% of C&I and Owner Occupied CRE loans. Source: Company data by North American Industry Classification System (NAICS )codes. (2) Consists of recreational, hotels, religious, other and collateral types that comprise less than 3% of the CRE loan portfolio. Source: Company data by collateral type. (3) Source: Company filings. Commercial Loans by Industry(1) Commercial Real Estate by Property Type(2) Non-Accrual Commercial Loans(3) Non-Accrual Commercial Real Estate Loans(3) $ 46.4 $ 33.4 $ 27.6 $ 14.2 $ 22.3 1.8% 1.2% 0.9% 0.5% 0.6% 2012 2013 2014 2015 2Q16 Non-Accrual CRE Loans % of Total CRE Loans $ 25.9 $ 11.8 $ 22.7 $ 5.6 $ 6.3 1.6% 0.6% 1.0% 0.2% 0.2% 2012 2013 2014 2015 2Q16 Non-Accrual Commercial Loans % of Total Commercial Loans Manufacturing Wholesale Trade Health Care Construction Retail Trade Finance / Insurance Transportation / Warehousing Professional Services Other Services Waste Mgmt All Other Real Estate / Rental/Leasing Multi - use Properties Office Retail Industrial Multi - Family Construction Warehouse & Storage Rental Properties Service Stations Restaurants All Other

15 Liquidity and Asset Sensitivity Source: SNL Financial and company filings Note: Balance sheet data as of end of period. (1) The effective duration represents the estimated percentage change in the fair value of the securities portfolio given a 100 bps increase or decrease in interest rates. Used to evaluate the portfolio's price volatility at a single point in time and is not intended to be a precise predictor of future fair values or liquidity since those values will be influenced by a number of factors. Liquidity Metrics Interest Rate Sensitivity Cash and Securities / Total Assets Available-for-Sale Securities Effective Duration(1) Loans / Deposits Net Interest Income Sensitivity to +100 bps 80.7% 84.5% 85.4% 88.4% 88.9% 76.0% 80.0% 84.0% 88.0% 92.0% 2012 2013 2014 2015 2Q16 3.0% 4.6% 4.2% 6.2% 6.1% 2.0% 4.0% 6.0% 8.0% 2012 2013 2014 2015 2Q16 3.33% 4.68% 3.16% 3.39% 2.83% 2.00% 3.00% 4.00% 5.00% 6.00% 2012 2013 2014 2015 2Q16 23.4% 21.8% 19.8% 18.2% 19.2% 15.0% 17.0% 19.0% 21.0% 23.0% 25.0% 2012 2013 2014 2015 2Q16

16 Capital Position Source: SNL Financial and company filings June 30, 2016 Capital Position 9.3% 9.8% 10.7% 8.9 % Common Equity Tier 1 Tier 1 Risk Based Capital Total Risk Based Capital Tier 1 Leverage

17 Review of Recent Developments

# Standard Bancshares

## Company Overview

### Long Tenured, Community Banking Franchise

- Founded in 1947
  - Strong south metro county deposit share in Grundy - #1, Lake (IN) - #9, Will - #10 and South Cook[1] - #12
  - Established commercial banking operations, supported by strong deposit share, 35 locations
- Financial snapshot
  - $2.5 billion in total assets
  - $2.2 billion in deposits (91% core[2])
  - $1.8 billion in loans

### Earnings Momentum



'13-2Q16 LTM CAGR: 41.9%
$(30.8)
$8.2
$14.3
$20.5
$19.6
2012
2013
2014
2015
2Q16 (3)

### Sizeable, Diverse Loan Portfolio [4]



Loans
Ag. 2%
1-4 RRE 12%
Cons. & Other 3%
C&D 7%
C&I 27%
Multi 3%
Owner Occ. CRE 31%
Non-Owner CRE 17%
Total Loans: $1.8bn
Loans / Deposits: 82.8%



Deposits
Retail Time 11%
Jumbo Time 9%
DDA 33%
MMDA & Savings 35%
Trans. Accts. 12%
Total Deposits: $2.2bn

### Improved Credit Quality, Lower Non-Performing Assets



NPAs + 90PD have been reduced by 30.2% since 2013
$72.5
$76.8
$73.1
$63.0
$53.6
4.58%
4.59%
4.09%
3.36%
2.96%
2012
2013
2014
2015
2Q16
NPAs (5) + 90PD
NPAs (5) + 90PD / Loans + OREO

Source: SNL Financial and company filings
Note: Balance sheet data as of end of period.
[1] South Cook County as defined by the Chicago Tribune.
[2] Core deposits defined as non-jumbo time deposits.
[3] For the twelve months ended 30-Jun-16.
[4] Loan and deposit mix per regulatory financials.
[5] Non-Performing Assets ("NPAs") are defined as nonaccrual loans + OREO + accruing TDRs, excluding covered loans and covered OREO.

First Midwest Bancorp, Inc.
18

19 Standard Bancshares Compelling Strategic Rationale (1) Core deposits is defined as non-jumbo time deposits. (2) Calculations include all acquisition expenses. Key Strategic Elements Strengthens First Midwest’s position as the premier bank for business in our markets, adding leadership and depth to our commercial banking team and providing significant opportunities to grow through broader product and service offerings Greatly enhances our metro Chicago banking platform, leverages our leading south metro market position and furthers expansion into northwest Indiana Maximizes our superior consumer experience, providing broader and more efficient distribution while building on our nationally recognized service delivery Strengthens an exceptional core deposit franchise (Standard has 91% core deposits(1)) Creates significant and achievable operating efficiencies through our combined scale Financially Attractive Full year 2017 EPS accretion estimated at $0.18 or 12.6% in 2018 Tangible book value per share dilution of $0.57 or 5.1% with 3.75 year earn back based on “crossover” method and 3.5 year earn back based “simple” method(2) IRR in excess of 15% Lower-risk Opportunity Well established in-market franchise with nearly 70-year history Complementary customer mix and relationship-based focus on clients and communities CEO and certain key executives retain market leadership positions beyond closing Successful, experienced acquiror with infrastructure and capacity to grow, facilitated by proximity of operational platforms

20 Strategic Branch Initiative Sale-Leaseback Transaction Summary Entered into an agreement to sell 55 properties for $150mm Transaction expected to close by September 30, 2016, subject to customary closing conditions Will enter into leases on the same properties simultaneously with closing of the transaction, with market terms ranging from 11 to 14 years and protected by five 5-year renewal options Strategically Attractive Creates long-term flexibility to manage branch distribution as customer use evolves Consistent with other corporate initiatives to drive efficiency and optimize footprint Rebalances pro forma branch network from predominantly owned to predominantly leased Financially Attractive Capitalizing $90mm pre-tax gain, with $6mm net gain recognized at closing; remainder to be deferred and recognized over term of leases Deferred gain recognition will offset rent expense in future periods $150mm of proceeds available for reinvestment Acceleration of gain into retained earnings due to accounting changes effective 2019 1 2

Crossing $10bn Threshold Operating as a Larger Company 21 Unique to $10bn+ Asset Size Observations Increased Regulatory Requirements: 2016: Oversight by CFPB 2018: Risk Management Committee 2018: Expanded stress testing and DFAST reporting Planning for CFPB oversight, enhanced risk management, and DFAST has been underway for several years Dedicated, experienced resources already in place to manage enhanced requirements Effective Beginning 3Q17: Interchange Revenue Impact Costs ~$0.05-$0.07 / share after-tax in interchange revenue annually, beginning 7/1/17 Impact expected to be offset by full year benefits of Standard Bancshares and NI Bancshares acquisitions Long-term effort to drive greater efficiencies

22 Building Our Future

The Ability to Leverage Capital, Infrastructure Growth and Scale We have surpassed $10 billion in total assets Costs ~$0.05-$0.07 / share after-tax in interchange revenue annually, beginning 7/1/17 Regulation by CFPB Stress testing (“DFAST”) required in 2018 Additional regulatory expectations 23 2013 $8.3 billion Today $11.0 billion Pro Forma $13.6 billion(1) Greater than $15.0 billion (1) Pro forma amounts reflect Standard Bancshares as reported in Company filings. Growth, scale allows: Better leveraging of control infrastructure Broader lending, revenue streams Succession, talent development Alignment with strategic priorities Near term focus remains on integration

# Well Positioned for Growth and Future Opportunities

## Strategy and Future Opportunities

**Leveraging Our Strengths**

- Engaged, talented team
- Strong balance sheet, well-positioned for rising rates
- Attractive markets, growing opportunities
- Significant capital and liquidity

**Environment Creating Opportunities, Consolidation Expected**

- Locally, 41 banks between $350 million and $4 billion in assets[1]
- Opportunities expected in adjacent Midwest markets

**We Are a Compelling Partner**

- Solid reputation, culture
- Strong capital, capacity, experience

**Actively Pursuing Our Corporate Priorities**

- Building the highest quality team
- Diversifying / growing loans and revenue
- Balancing investment and risk

## Adjacent Midwest Markets


WI
IA
IL
MI
IN
Milwaukee
Grand Rapids
Chicago
Iowa City
Moline
Springfield
Champaign
St Louis
Indianapolis
I74 / I55
90
94
88
80
55
57
65
69
74
72
70
57
65
64

Source: SNL Financial
[1] Reflects data for the Chicago-Naperville-Elgin, IL-IN-WI (Metro) MSA.

First Midwest Bancorp, Inc.
24

25 Investment Highlights Premier Midwest-Based Commercial Bank with Attractive Operational Footprint Relationship-Driven Strategy Provides Solid Core Deposit Foundation Diversified Loan Portfolio and Disciplined Underwriting Drive Strong Credit Consistent Operating Performance Track Record of Integrating Accretive, Attractive Acquisitions 1 2 3 4 5

26 Appendix

27 Key Metrics ($ in millions) Source: Company filings and SNL Financial Note: Balance sheet data as of end of period. (1) Metrics presented with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%. (2) Excludes acquisition and integration related expenses (non-GAAP financial measure). (3) Excludes covered loans and covered OREO. (1) (1) (2) (3) (3) Years Ended As of / For the 12 Months Ended 2012 2013 2014 2015 2Q15 2Q16 Balance Sheet Total Assets $ 8,100 $ 8,253 $ 9,445 $ 9,733 $ 9,863 $ 10,996 Total Deposits $ 6,672 $ 6,766 $ 7,888 $ 8,098 $ 8,213 $ 8,971 Gross Loans $ 5,388 $ 5,714 $ 6,737 $ 7,162 $ 6,850 $ 7,980 Loans / Deposits 81% 84% 85% 88% 83% 89 % Operating Performance Net Interest Margin 3.86% 3.68% 3.69% 3.68% 3.76% 3.64 % Fee Income Ratio 25.9% 28.1% 27.8% 28.3% 27.5% 28.9 % Noninterest Expense / Average Assets 3.30% 3.10% 3.11% 3.15% 3.12% 3.10 % Credit Quality NCOs / Average Loans 3.26% 0.55% 0.52% 0.29% 0.48% 0.21 % NAL Coverage 1.1 x 1.2 x 1.1 x 2.5 x 1.5 x 2.2 x NALs / Gross Loans 1.63% 1.07% 0.90% 0.40% 0.66% 0.46 % Capital Adequacy TCE / TA 8.4% 9.1% 8.4% 8.6% 8.3% 8.3 % Tier 1 Common 9.3% 10.4% 9.5% 9.7% 9.9% 9.3 % Total RBC 11.9% 12.4% 11.2% 11.2% 11.4% 10.7%

Purchase Price $365 million implied aggregate consideration(1) 100% stock consideration, other than for options and stock settled rights Valuation Multiples 1.35x tangible book value per share 18.4x LTM earnings 9.7x LTM earnings including fully phased-in after-tax cost savings Primary Transaction Assumptions 40% reduction in Standard’s total noninterest expense base (75% in 2017 and 100% in 2018) Loan credit mark of 2.75%, conservatively exceeding reserve levels of 0.90%, as of May 31, 2016 $(18.6) million interest rate mark, accreted over 3 years Core deposit intangible of 1.50% amortized straight line over 10 years Transaction costs estimated to be $34.5 million, pre-tax Capital Expected capital levels will exceed “Well-Capitalized” regulatory guidelines Closing Targeting late 2016 or early 2017 close and system conversion Subject to regulatory approvals, shareholder approvals and other closing conditions Standard principal shareholders and all of its directors have entered into agreements to vote in favor of and to support the transaction 28 Standard Bancshares Key Transaction Terms (1) Based on First Midwest’s June 28, 2016 closing stock price of $16.11. [(2) Transaction multiples as of or for the 12 month ended March 31, 2016.

29 Compatible, Diverse Portfolios Loan & Deposit Mix Source: SNL Financial and company filings Note: Loan and deposit mix per regulatory financials. Financial data as of the quarter ended 30-Jun-16. Total Loans Composition First Midwest Standard Bancshares Total Deposits Composition First Midwest Standard Bancshares Total Loans: $1.8bn Loans / Deposits: 82.8% ?C&I 27% ?Owner Occ. CRE 31% ?Non - Owner CRE 17% ?Multi 3% ?C&D 7% ?Ag. 2% ?1 - 4 RRE 12% ?Cons. & Other 3% Total Deposits: $2.2bn 0.00% ?DDA 33% ?Trans. Accts. 12% ?MMDA & Savings 35% ?Retail Time 11% ?Jumbo Time 9% Total Deposits: $9.0bn 0.00% ?Trans. Accts. 6% ?MMDA & Savings 66% ?Retail Time 9% ?Jumbo Time 5% ?DDA 14% Total Loans: $8.0bn Loans / Deposits: 88.9% ?C&I 28% ?Owner Occ. CRE 13% ?Non - Owner CRE 18% ?Multi 8% ?C&D 4% ?Ag. 5% ?1 - 4 RRE 17% ?Cons. & Other 7%

# Non-GAAP Reconciliation – Operating Metrics
## ($ in thousands)

| | Years Ended | | | | For the 12 Months Ended | |
|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2Q15 | 2Q16 |
| **Tax-Equivalent Net Interest Income** | | | | | | |
| Net interest income | $ 265,668 | $ 260,132 | $ 276,852 | $ 311,598 | $ 302,534 | $ 326,609 |
| Tax-equivalent adjustment | 13,249 | 12,297 | 11,737 | 10,679 | 11,438 | 9,603 |
| Tax-equivalent net interest income[1] | $ 278,917 | $ 272,429 | $ 288,589 | $ 322,277 | $ 313,972 | $ 336,212 |
| Average interest-earning assets | $ 7,232,167 | $ 7,410,606 | $ 7,828,700 | $ 8,766,864 | $ 8,360,605 | $ 9,228,297 |
| Net Interest Margin | 3.86 % | 3.68 % | 3.69 % | 3.68 % | 3.76 % | 3.64 % |
| **Fee Income Ratio** | | | | | | |
| Fee-based revenues | $ 97,323 | $ 106,282 | $ 111,081 | $ 127,259 | $ 119,238 | $ 136,573 |
| Tax-equivalent net interest income[1] | 278,917 | 272,429 | 288,589 | 322,277 | 313,972 | 336,212 |
| Total revenues | $ 376,240 | $ 378,711 | $ 399,670 | $ 449,536 | $ 433,210 | $ 472,785 |
| Fee income ratio | 25.9 % | 28.1 % | 27.8 % | 28.3 % | 27.5 % | 28.9 % |
| **Noninterest Expense to Average Assets** | | | | | | |
| Noninterest expense | $ 267,500 | $ 256,737 | $ 283,826 | $ 307,216 | $ 301,249 | $ 325,051 |
| Acquisition & integration expenses | - | - | (13,872) | (1,389) | (13,042) | (7,027) |
| Noninterest expense, excluding acquisition & integration expenses | $ 267,500 | $ 256,737 | $ 269,954 | $ 305,827 | $ 288,207 | $ 318,024 |
| Average Assets | $ 8,109,726 | $ 8,278,439 | $ 8,677,712 | $ 9,702,051 | $ 9,241,672 | $ 10,251,096 |
| Noninterest expense, excluding acquisition and integration related expenses to average assets | 3.30 % | 3.10 % | 3.11 % | 3.15 % | 3.12 % | 3.10 % |

Source: Company filings
[1] Presented on a tax-equivalent basis, which reflects federal and state tax benefits.

First Midwest Bancorp, Inc.

30

# Non-GAAP Reconciliation – Core Earnings
## ($ in thousands)

| | Years Ended | | | Quarters Ended | | |
|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2Q15 | 1Q16 | 2Q16 |
| **Core Earnings** | | | | | | |
| Net income | $ 79,306 | $ 69,306 | $ 82,064 | $ 22,574 | $ 17,962 | $ 25,267 |
| Net income applicable to non-vested restricted shares | (1,107) | (836) | (882) | (249) | (212) | (290) |
| Net income applicable to common shares | $ 78,199 | $ 68,470 | $ 81,182 | $ 22,325 | $ 17,750 | $ 24,977 |
| Gain on sale of investment in Textura | (34,042) | – | – | – | – | – |
| Tax effect of gain on sale of investment in Textura | 13,617 | – | – | – | – | – |
| Losses on early extinguishment of debt | 1,034 | – | – | – | – | – |
| Tax effect of losses on early extinguishment of debt | (414) | – | – | – | – | – |
| Gain on termination of FHLB commitments | (7,829) | – | – | – | – | – |
| Tax effect of gain on termination of FHLB commitments | 3,132 | – | – | – | – | – |
| Adjusted amortization of FDIC indemnification asset | 1,500 | – | – | – | – | – |
| Tax effect of adjusted amortization of FDIC indemnification asset | (600) | – | – | – | – | – |
| BOLI modification loss | 13,312 | – | – | – | – | – |
| Property valuation adjustments | – | – | 8,581 | – | – | – |
| Tax effect of property valuation adjustments | – | – | (3,432) | – | – | – |
| Acquisition and integration related expense | – | 13,872 | 1,389 | – | 5,020 | 618 |
| Tax effect of acquisition and integration related expenses | – | (5,549) | (556) | – | (2,008) | (247) |
| Core Earnings | $ 67,909 | $ 76,793 | $ 87,164 | $ 22,325 | $ 20,762 | $ 25,348 |

Source: Company filings

First Midwest Bancorp, Inc.
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# Non-GAAP Reconciliation – Core EPS, ROATCE & ROAA

## ($ in thousands)

| | Years Ended | | | Quarters Ended | | |
|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2Q15 | 1Q16 | 2Q16 |
| **Core EPS** | | | | | | |
| Net income applicable to common shares | $ 78,199 | $ 68,470 | $ 81,182 | $ 22,325 | $ 17,750 | $ 24,977 |
| Core Earnings | 67,909 | 76,793 | 87,164 | 22,325 | 20,762 | 25,348 |
| Weighted-average common shares outstanding (basic) | 73,984 | 74,484 | 77,059 | 77,089 | 77,980 | 80,383 |
| Dilutive effect of common stock equivalents | 10 | 12 | 13 | 12 | 12 | 13 |
| Weighted-average diluted common shares outstanding | 73,994 | 74,496 | 77,072 | 77,101 | 77,992 | 80,396 |
| Basic EPS | $ 1.06 | $ 0.92 | $ 1.05 | $ 0.29 | $ 0.23 | $ 0.31 |
| Diluted EPS | 1.06 | 0.92 | 1.05 | 0.29 | 0.23 | 0.31 |
| Core EPS | $ 0.92 | $ 1.03 | $ 1.13 | $ 0.29 | $ 0.27 | $ 0.32 |
| **Return on Average Tangible Common Equity** | | | | | | |
| Average stockholders' equity | $ 972,283 | $ 1,043,566 | $ 1,132,058 | $ 1,123,530 | $ 1,178,588 | $ 1,235,497 |
| Less: average intangible assets | (279,021) | (290,303) | (332,269) | (332,694) | (346,549) | (369,177) |
| Average tangible common equity | $ 693,262 | $ 753,263 | $ 799,789 | $ 790,836 | $ 832,039 | $ 866,320 |
| Core Earnings | 67,909 | 76,793 | 87,164 | 22,325 | 20,762 | 25,348 |
| Intangibles amortization | 3,278 | 2,889 | 3,920 | 978 | 985 | 1,245 |
| Tax effect of intangibles amortization | (1,311) | (1,156) | (1,568) | (391) | (394) | (498) |
| Core earnings, excluding intangible amortization | $ 69,876 | $ 78,527 | $ 89,516 | $ 22,912 | $ 21,353 | $ 26,095 |
| Return on average tangible common equity ("ROTACE")[(1)] | 11.6% | 9.3% | 10.4% | 11.6% | 8.9% | 11.9% |
| Core ROATCE[(1)] | 10.1% | 10.4% | 11.2% | 11.6% | 10.3% | 12.1% |
| **Return on Average Assets** | | | | | | |
| Average Assets | $ 8,278,439 | $ 8,677,712 | $ 9,702,051 | $ 9,642,529 | $ 10,056,845 | $ 10,968,516 |
| Return on average assets ("ROAA")[(1)] | 0.94% | 0.79% | 0.84% | 0.93% | 0.71% | 0.92% |
| Core ROAA[(1)] | 0.82% | 0.88% | 0.90% | 0.93% | 0.83% | 0.93% |

Source: Company filings

(1) Ratios for the quarters ended are annualized based on the actual number of days for each period presented.

First Midwest Bancorp, Inc.

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# Non-GAAP Reconciliation – Adj. NIE & Efficiency Ratio
## ($ in thousands)

| | Years Ended 2012 | 2013 | 2014 | 2015 | LTM 2Q16 |
|---|---|---|---|---|---|
| **Adjusted Noninterest Expense** | | | | | |
| Noninterest expense | $ 267,500 | $ 256,737 | $ 283,826 | $ 307,216 | $ 325,051 |
| Acquisition & integration expenses | – | – | (13,872) | (1,389) | (7,027) |
| Property valuation adjustments | – | – | – | (8,581) | (8,581) |
| Adjusted noninterest expense | $ 267,500 | $ 256,737 | $ 269,954 | $ 297,246 | $ 309,443 |
| **Efficiency Ratio Calculation** | | | | | |
| Adjusted noninterest expense | $ 267,500 | $ 256,737 | $ 269,954 | $ 297,246 | $ 309,443 |
| Net OREO expense | (10,521) | (8,547) | (7,075) | (5,281) | $(4,002) |
| Total noninterest expense for efficiency ratio calculation | $ 256,979 | $ 248,190 | $ 262,879 | $ 291,965 | $ 305,441 |
| Tax-equivalent net interest income[(1)] | $ 278,917 | $ 272,429 | $ 288,589 | $ 322,277 | $ 336,212 |
| Fee-based revenues | 97,323 | 106,282 | 111,081 | 127,259 | 136,573 |
| Other income, excluding BOLI income | 2,728 | 2,297 | 2,672 | 2,472 | 2,524 |
| Net Trading Gains | 1,627 | 3,189 | – | – | – |
| Write-down of BOLI | – | 13,312 | – | – | – |
| BOLI Income | 1,307 | (11,844) | 2,873 | 4,185 | 3,595 |
| Tax-equivalent adjustment of BOLI | 871 | 979 | 1,915 | 2,790 | 2,397 |
| Total | $ 382,773 | $ 386,644 | $ 407,130 | $ 458,983 | $ 481,301 |
| Efficiency ratio | 67.1 % | 64.2 % | 64.6 % | 63.6 % | 63.5 % |

Source: Company filings
(1) Presented on a tax-equivalent basis, which reflects federal and state tax benefits.

First Midwest Bancorp, Inc.

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34 Non-GAAP Reconciliation – PTPP Earnings ($ in thousands) Source: Company filings Years Ended LTM 2012 2013 2014 2015 2Q16 Pre-tax, pre-provision earnings Net (loss) income before income tax expense $(49,936) $ 128,021 $ 100,476 $ 119,811 $ 122,520 Provision for loan losses 158,052 16,257 19,168 21,152 24,278 Total $ 108,116 $ 144,278 $ 119,644 $ 140,963 $ 146,798 Net interest income tax-equivalent adjustment 13,249 12,297 11,737 10,679 9,603 Property valuation adjustments – – – 8,581 8,581 Acquisition and integration related expense – – 13,872 1,389 7,027 Net OREO expense 4,886 3,908 7,075 5,281 4,002 Securities gains (losses) 921 (34,164) – – – Losses on early extinguishment of debt 558 1,034 – – – Severance-related costs 1,155 2,207 – – – BOLI modification loss – 13,312 – – – Gain on termination of FHLB forward commitments – (7,829) – – – Adjusted amortization of FDIC indemnification asset 6,705 1,500 – – – Gain, less related expenses, on bulk loan sales (2,639) – – – – Gain on acquisitions, net of integration costs (2,486) – – – – Net losses on assets held-for-sale and other 3,088 – – – – Pre-tax, pre-provision earnings $ 133,553 $ 136,543 $ 152,328 $ 166,893 $ 176,011

# Non-GAAP Reconciliation – Capital
## ($ in thousands)

| | As of Years Ended | | | | As of | |
|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2Q15 | 2Q16 |
| **Risk-Based Capital Data** | | | | | | |
| Common stock | $ 858 | $ 858 | $ 882 | $ 882 | $ 882 | $ 913 |
| Additional paid-in capital | 418,318 | 414,293 | 449,798 | 446,672 | 443,558 | 495,159 |
| Retained earnings | 786,453 | 853,740 | 899,516 | 953,516 | 927,939 | 982,277 |
| Treasury stock, at cost | (249,076) | (240,657) | (233,566) | (226,413) | (226,190) | (218,657) |
| Goodwill and other intangible assets | (281,059) | (276,366) | (334,199) | (327,115) | (319,243) | (358,582) |
| Disallowed deferred tax assets | (82,979) | (47,144) | (30,638) | (1,902) | (3,046) | (2,263) |
| Common equity tier 1 ("CET1") [1] | $ 592,515 | $ 704,724 | $ 751,793 | $ 845,640 | $ 823,900 | $ 898,847 |
| Trust preferred securities | $ 59,965 | $ 36,690 | $ 50,690 | $ 50,690 | $ 50,690 | $ 50,690 |
| Other disallowed deferred tax assets | N/A | N/A | N/A | (2,868) | (4,568) | (1,508) |
| Tier 1 capital | $ 652,480 | $ 741,414 | $ 802,483 | $ 893,462 | $ 870,022 | $ 948,029 |
| Tier 2 capital | $ 102,784 | $ 100,373 | $ 82,209 | $ 74,855 | $ 73,279 | $ 81,505 |
| Total capital | $ 755,264 | $ 841,787 | $ 884,692 | $ 968,317 | $ 943,301 | $ 1,029,534 |
| Risk-weighted assets | $ 6,348,623 | $ 6,794,666 | $ 7,876,754 | $ 8,687,864 | $ 8,296,679 | $ 9,641,953 |
| Adjusted average assets | 7,768,967 | 8,075,888 | 8,884,045 | 9,501,087 | 9,318,347 | 10,608,085 |
| Total capital to risk-weighted assets | 11.9 % | 12.4 % | 11.2 % | 11.1 % | 11.4 % | 10.7 % |
| Tier 1 capital to risk-weighted assets | 10.3 | 10.9 | 10.2 | 10.3 | 10.5 | 9.8 |
| CET1 to risk-weighted assets [1] | 9.3 | 10.4 | 9.5 | 9.7 | 9.9 | 9.3 |
| Tier 1 capital to average assets | 8.4 | 9.2 | 9.0 | 9.4 | 9.3 | 8.9 |

Source: Company filings
[1] Basel III Capital Rules became effective for the Company on January 1, 2015. These rules revise the risk-based capital requirements and introduce a new capital measure, Tier 1 common capital to risk-weighted assets. As a result, ratios subsequent to December 31, 2014 are computed using the new rules and prior periods presented are reported using the regulatory guidance at that time.

First Midwest Bancorp, Inc.
35

36 Non-GAAP Reconciliation – TCE / TA ($ in thousands) Source: Company filings As of Years Ended As of 2012 2013 2014 2015 2Q15 2Q16 Tangible Common Equity Stockholders' equity $ 940,893 $ 1,001,442 $ 1,100,775 $ 1,146,268 $ 1,124,957 $ 1,250,889 Less: goodwill and other intangible assets (281,059) (276,366) (334,199) (339,277) (332,223) (369,962) Tangible common equity 659,834 725,076 766,576 806,991 792,734 880,927 Less: accumulated other comprehensive income ("AOCI") 15,660 26,792 15,855 28,389 21,232 8,803 Tangible common equity, excluding AOCI 675,494 751,868 782,431 835,380 813,966 889,730 Total assets 8,099,839 8,253,407 9,445,139 9,732,676 9,863,027 10,995,810 Less: goodwill and other intangible assets (281,059) (276,366) (334,199) (339,277) (332,223) (369,962) Tangible assets 7,818,780 7,977,041 9,110,940 9,393,399 9,530,804 10,625,848 Tangible common equity to tangible assets 8.4% 9.1% 8.4% 8.6% 8.3% 8.3%

30 Pre-Tax, Pre-Provision Earnings – Equals net income, calculated with net interest income on a fully tax-equivalent basis, and excludes the impact of credit-related charges, securities gains, losses, and impairments, and certain unusual, infrequent, or non-recurring revenues and expenses. Core Earnings – Equals net income excluding the impact of certain significant transactions including acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives. Core Deposits – Includes demand, savings, money markets, and NOW accounts. Net Interest Income – Equals the difference between interest income and fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, calculated on a fully tax-equivalent basis assuming a 35% tax rate. Fee-based Revenues – Equals noninterest income we earn from fee-based businesses including, but not limited to, wealth management fees, treasury management fees, consumer fees, card-based fees, and other service charges, commissions, and fees. Noninterest Expense – Noninterest expense is the expense we incur to operate the Company, which includes salaries and employee benefits, net occupancy and equipment, professional services, and other costs. It excludes acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives. Core Return on Average Assets – Equals core earnings divided by average assets. Core Return on Average Tangible Common Equity (“TCE”) – Equals core earnings, excluding intangibles amortization expense, divided by TCE. TCE represents average stockholders’ equity, less average goodwill and other intangible assets. Core Earnings Per Share – Equals core earnings applicable to common shares divided by weighted-average diluted common shares outstanding. Efficiency Ratio – The efficiency ratio expresses noninterest expense, excluding net OREO expense, as a percentage of tax-equivalent net interest income plus total fee-based revenues, other income, and tax-equivalent adjusted BOLI income. Net securities gains are excluded from the efficiency ratio. The ratio also excludes the effects of acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives. Certain Terms Used in This Presentation Note: Unless otherwise indicated, all dollar amounts used in this presentation are in millions except per share information.

Forward-Looking Statements 31 This presentation may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this presentation, and First Midwest undertakes no obligation to update any forward-looking statements contained in this presentation to reflect new information or events or conditions after the date hereof. Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, anticipated trends in First Midwest's business, regulatory developments, First Midwest’s pending sale-leaseback transaction, acquisition transactions, including estimated synergies, cost savings and financial benefits of pending or consummated transactions, including First Midwest’s proposed acquisition of Standard Bancshares, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties, and assumptions. For a discussion of these risks, uncertainties, and assumptions, you should refer to the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of First Midwest’s filings describe additional factors that could adversely impact First Midwest's business and financial performance.

Additional Information The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest has filed a registration statement on Form S-4 (file no. 333-213532) with the SEC. The registration statement includes a joint proxy statement of First Midwest and Standard, which also constitutes a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders once finalized. Investors and shareholders are advised to read the joint proxy statement/prospectus because it contains important information about First Midwest, Standard and the proposed transaction. This document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard Bancshares, Inc. upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000. Participants in this Transaction First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov. 32